Exhibit (a)(1)(xxvi)
PRESS RELEASE

FOR RELEASE                                                   Contact:
6:00 a.m. PST                                                 Mike Chamberlin
March 11, 2005                                                (541) 465-3966


                ERI ACQUISITION CORP. COMPLETES CASH TENDER OFFER
                     FOR SHARES OF ELMER'S RESTAURANTS, INC.

Portland, Oregon (March 11, 2005) - ERI Acquisition Corp. ("Purchaser") today announced that its cash tender offer at an offer price of $7.50 per share (the "Offer") for all of the outstanding common stock of Elmer's Restaurants, Inc. (NASDAQ-SmallCap: ELMS) (the "Company") not owned by a group of continuing shareholders (the "Continuing Shareholders") led by Bruce N. Davis, Chairman of the Board and President of the Company, expired at 5:00 p.m., Eastern Standard Time, on March 10, 2005. Purchaser has accepted for purchase and payment all of the shares validly tendered as of the expiration date of the Offer and intends to make prompt payment for such tendered shares.

The depositary for the Offer has preliminarily advised Purchaser that approximately 599,503 shares were validly tendered (and not properly withdrawn) in the Offer. These shares, together with 1,075,192 shares held by Purchaser, represent approximately 91% of the outstanding common stock of the Company.

Purchaser will acquire the remaining ownership interest of the Company not owned by Purchaser through a short-form merger pursuant to which the Company's remaining shareholders (other than Purchaser and the Company's shareholders properly exercising dissenters' rights) will be entitled to receive $7.50 per share in cash, without interest. Purchaser intends to complete the merger as soon as practicable. As a result of the merger, the Company will be wholly owned by the Continuing Shareholders.

The Continuing Shareholders decided to pursue the offer because they believe that the anticipated costs of remaining a public company far exceed any resulting benefits. The expected public company costs for FY 2005 are approximately $468,000, an increase of approximately $200,000 over the prior year. These are ongoing expenses as long as Elmer's remains public. The $468,000 in expected public company costs represents approximately 25% of the Company's FY 2004 pre-tax income.

NOTICE FOR ELMER'S SHAREHOLDERS

Elmer's shareholders and other interested parties are urged to read Purchaser's tender offer statement, filed with the SEC by Purchaser and the Continuing Shareholders, and other relevant documents filed with the SEC, because they contain important information and the complete terms and conditions of the Offer. Elmer's shareholders will be able to receive such documents free of charge at the SEC's web site, (www.sec.gov), or by contacting OTR, Inc., the Information Agent for the transaction, at (503) 225-0375 with any requests or questions. This press release is not a substitute for such filings.







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